UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of November 2023

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

16 Tiomkin St.

Tel Aviv 6578317, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K contains the quarterly report of Galmed Pharmaceuticals Ltd. (the “Company”), which includes the Company’s unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2023, together with related information and certain other information. The Company is not subject to the requirements to file quarterly or certain other reports under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended. The Company does not undertake to file or cause to be filed any such reports in the future, except to the extent required by law.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 (Registration No. 333-206292 and 333-227441) and the Company’s Registration Statement on Form F-3 (Registration No. 333-254766).

FINANCIAL INFORMATION

Financial Statements

GALMED PHARMACEUTICALS LTD.

Interim Condensed Consolidated Balance Sheets (Unaudited)

U.S. Dollars in thousands, except share data and per share data

		As of	As of
		September 30,	December 31,
		2023	2022
Assets

Current assets
Cash and cash equivalents		$1,482	$2,016
Restricted cash		115	114
Marketable debt securities		9,910	11,769
Short term deposits		1,921	-
Other receivables		770	825
Total current assets		14,198	14,724

Operating lease right-of-use assets		86	223
Property and equipment, net		89	114
Investment in SAFE notes		-	1,500
Investment in associate at fair value	3	3,265	-
Total non-current assets		3,440	1,837

Total assets		$17,638	$16,561

Liabilities and stockholders’ equity

Current liabilities
Trade payables		$1,474	$2,560
Other payables		617	534
Total current liabilities		2,091	3,094

Non-current liabilities
Operating lease liabilities, net of current portion		$-	$44
Total non-current liabilities		-	44

Ordinary shares par value NIS 0.15 per share; Authorized 20,000,000; Issued and outstanding: 4,006,832 shares as of September 30, 2023 and 1,692,342 shares as of December 31, 2022 (*)		166	70
Additional paid-in capital		206,924	200,138
Accumulated other comprehensive loss		(607)	(745)
Accumulated deficit		(190,936)	(186,040)
Total stockholders’ equity	4	15,457	13,423

Total liabilities and stockholders’ equity		$17,638	$16,561

The accompanying notes are an integral part of the interim condensed   consolidated financial statements.

(*)	Retroactively adjusted (See Note 4.2)

GALMED PHARMACEUTICALS LTD.

Interim Condensed Consolidated Statements of Operations (Unaudited)

U.S. Dollars in thousands, except share data and per share data

	Three months ended			Nine months ended
	September 30,			September 30,
	2023	2022		2023	2022
Research and development expenses	556	4,241		2,448	11,617

General and administrative expenses	912	1,139		2,893	3,585

Total operating expenses	1,468	5,380		5,341	15,202

Financial expense (income), net	5	(30)		(445)	25

Net loss	$1,473	$5,350		$4,896	$15,227

Basic and diluted net loss per share	$0.24	$3.19	(*)	$1.52	$9.15	(*)

Weighted-average number of shares outstanding used in computing basic and diluted net loss per share	6,246,188	1,679,299	(*)	3,215,871	1,674,815	(*)

(*)	Retroactively adjusted (See Note 4.2)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Interim Condensed Consolidated Statements of Comprehensive Loss (Unaudited)

U.S. Dollars in thousands

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
Net loss	$1,473	$5,350	$4,896	$15,227

Other comprehensive loss:
Net unrealized loss (gain) on available for sale securities	(55)	(106)	(138)	705

Comprehensive loss	$1,418	$5,244	$4,758	$15,932

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Changes in Stockholders’ Equity (Unaudited)

U.S. Dollars in thousands, except share data and per share data

					Accumulated
				Additional	other
	Ordinary shares			paid-in	Comprehensive	Accumulated
	Shares		Amount	capital	loss	Deficit	Total
Balance – December 31, 2022	1,692,342	(*)	$70	$200,138	$(745)	$(186,040)	$13,423
Stock based compensation	-		-	471	-	-	471
Unrealized gain from marketable debt securities	-		-	-	83	-	83
Net loss						(3,423)	(3,423)
Balance – June 30, 2023	1,692,342		$70	$200,609	$(662)	$(189,463)	$10,554
Stock-based compensation	-		-	226	-	-	226
Issuance of ordinary shares, pre-funded warrants, and warrants(**)	380,000		16	6,169	-	-	6,185
Exercise of Pre-funded warrants (**)	1,934,490		80	(80)	-	-	-
Unrealized gain from marketable debt securities	-		-	-	55	-	55
Net loss	-		-	-	-	(1,473)	(1,473)
Balance – September 30, 2023	4,006,832		$166	$206,924	$(607)	$(190,936)	$15,547

				Accumulated
			Additional	other
	Ordinary shares		paid-in	Comprehensive	Accumulated
	Shares (*)	Amount	capital	loss	Deficit	Total
Balance – December 31, 2021	1,684,677	$70	$198,772	$(171)	$(168,174)	$30,497
Stock based compensation	-	-	903	-	-	903
Unrealized loss from marketable debt securities	-	-	-	(811)	-	(811)
Net loss					(9,877)	(9,877)
Balance – June 30, 2022	1,684,6771	$70	$199,675	$(982)	$(178,051)	$20,712
Stock-based compensation	-	-	211	-	-	211
Share issuance	7,665		70			70
Unrealized gain from marketable debt securities	-	-	-	106	-	106
Net loss	-	-	-	-	(5,350)	(5,350)
Balance - September 30, 2022	1,692,342	$70	$199,956	$(876)	$(183,401)	$15,749

(*)	Retroactively adjusted (See Note 4.2).

(**)	See Note 4.3

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Interim Condensed Consolidated Statements of Cash Flows (Unaudited)

U.S. Dollars in thousands

	Nine months ended
	September 30,
	2023	2022
Cash flow from operating activities

Net loss	$(4,896)	$(15,227)

Adjustments required to reconcile net loss to net cash used in operating activities
Depreciation and amortization	25	26
Stock-based compensation expense	697	1,114
Amortization of premium on marketable debt securities	19	57
Change in fair value of SAFE investment	(265)	-
Interest income from short-term deposits	(22)	430
Loss (gain) from realization of marketable debt securities	57	(242)
Finance income	7
Changes in operating assets and liabilities:
Decrease (increase) in other accounts receivable	55	(26)
Decrease in trade payables	(1,086)	(122)
Increase (decrease) in other accounts payable	170	(487)
Net cash used in operating activities	(5,239)	(14,477)

Cash flow from investing activities
Purchase of property and equipment	-	(3)
Purchase of available for sale securities	(6,926)	(255)
Investment in equity of Onkai	(1,500)	-
Investment in short term deposits	(1,900)	-
Sale of available-for-sale securities	8,847	15,842
Net cash provided by (used in) investing activities	(1,479)	15,584

Cash flow from financing activities
Issuance of Ordinary shares upon ATM	-	70
Issuance of Ordinary shares, prefunded warrants, and warrants, net of issuance cost (*)	6,185	-
Net cash provided in financing activities	6,185	70

Decrease in cash and cash equivalents and restricted cash	(533)	1,177)
Cash and cash equivalents and restricted cash at the beginning of the period	2,130	2,998
Cash and cash equivalents and restricted cash at the end of the period	$1,597	$4,175

Supplemental disclosure of cash flow information:

Cash received from interest	$258	$210

Non-cash investment transaction:
Conversion of SAFE into equity of OnKai	$1,765	-

(*)	See Note 4.3

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Notes to Interim Condensed Consolidated Financial Statements

Note 1 - Basis of presentation

Galmed Pharmaceuticals Ltd. (the “Company”) was incorporated in Israel on July 31, 2013 and commenced operations on February 2, 2014.

The Company holds a wholly-owned subsidiary, Galmed International Ltd., which was incorporated in Malta.

The Company also holds two additional wholly-owned subsidiaries, Galmed Research and Development Ltd and Galtopa Therapeutics Ltd., both of which are incorporated in Israel.  In July 2023 Galmed Research and Development Ltd established a new wholly-owned subsidiary incorporated under the laws of England and Wales called Galmed Therapeutics UK limited.

The Company is a clinical stage biopharmaceutical company primarily focused on the development of its product candidate Aramchol for liver and fibro-inflammatory diseases. The Company has focused almost exclusively on developing Aramchol for the treatment of NASH and is currently developing Aramchol for PSC and exploring the feasibility of developing Aramchol for other fibro-inflammatory indications outside of liver disease. The Company is also collaborating with the Hebrew University in the development of Amilo-5MER. The Company has an operating history limited to pre-clinical and clinical drug development.

In May 2023, the Company announced the initiation of a new clinical program to evaluate Aramchol meglumine for the treatment of Primary Sclerosing Cholangitis (PSC), a rare disease for which there is no approved treatment. The Company initially planned to initiate a Phase 2 study in the last quarter of 2023 however as a result of Hamas-Israel war, the Company currently estimates a delay of 6-9 months in the initiation of the study.

In addition, in May 2023, the Company entered into a definitive agreement with OnKai, Inc. (“Onkai”) for an equity investment in Onkai. See note 3.

On July 18, 2023, the Company sold to investors in a public offering (i) 380,000 ordinary shares, (ii) 5,220,000 pre-funded warrants to purchase 5,220,000 ordinary shares (the “Pre-Funded Warrants”), and (iii) 5,600,000 warrants to purchase 5,600,000 ordinary shares (the “Investor Warrants”), at a purchase price of $1.25 per ordinary share and accompanying Investor Warrant and $1.249 per Pre-Funded Warrant and accompanying Investor Warrant. See note 4.3.

The Company funded its research and development programs and operations to date primarily through proceeds from private placements and public offerings. The Company currently has no products approved for marketing and has not generated any revenue from product sales to date. As of September 30, 2023, the Company had cash and cash equivalents of $1.5 million, short term deposit of $1.9 million, restricted cash of $0.1 million, and marketable debt securities of $9.9 million.

The Company has incurred operating losses in each year since inception. The Company’s loss attributable to holders of its ordinary shares for the nine months period ended September 30, 2023, was approximately $5.0 million. As of September 30, 2023, the Company had an accumulated deficit of $191.0 million. Substantially all of its operating losses resulted from costs incurred in connection with the Company’s development program and from general and administrative costs associated with its operations.

The Company will need to raise substantial, additional capital to fund its operations and to develop Aramchol for, and beyond its current development stage and any future commercialization, as well as any additional indications.

Based on the Company’s current operating plan, the Company’s management currently estimates that its cash position will support its current clinical trials and operations as currently conducted for more than 12 months from the date of issuance of these financial statements.

These unaudited interim condensed consolidated financial statements have been prepared as of September 30, 2023, and for the three and nine month period then ended. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been omitted. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited financial statements and the accompanying notes of the Company for the year ended December 31, 2022 that are included in the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 29, 2023 (the “Annual Report on Form 20-F”). The results of operations presented are not necessarily indicative of the results to be expected for the year ending December 31, 2023.

GALMED PHARMACEUTICALS LTD.

Notes to Interim Condensed Consolidated Financial Statements

Note 2 - Summary of significant accounting policies

The significant accounting policies that have been applied in the preparation of the unaudited consolidated interim financial statements are identical to those that were applied in preparation of the Company’s most recent annual financial statements in connection with its Annual Report on Form 20-F, other than:

Investment in Equity Securities

The Company entered into an investment in which it holds approximately 24% of the outstanding shares and voting rights of Onkai. The Company has elected the fair value option allowed by ASC 825, Financial Instruments, with respect to this investment because management believes this approach will better reflect the economics of its equity interest. Under the fair value option, the investment is remeasured at fair value (level 3) at each reporting period through earnings.

Note 3 – Investment in Associate at Fair Value

On May 4, 2023, the Company entered into a definitive agreement (the “Agreement”) for a $1.5 million equity investment in OnKai, a US-based technology company developing an AI-based platform to advance healthcare for underserved populations across the United States by facilitating alignment between healthcare stakeholders.

Previously, on November, 2022 the Company invested $1.5 million in OnKai through a Simple Agreement for Future Equity which converted at a 15% discount into series seed preferred shares upon closing of the Investment Round.

The Company’s investment in OnKai was part of an approximately $6 million investment round (the “Investment Round”) with other investors that was led by the Company of which SAFE notes of approximately $3.8 million were converted into preferred shares. On June 19, 2023, the Investment Round closed. Following the closing of the Investment Round, the Company holds 1,223,535 preferred shares which comprises approximately 23.9% of the outstanding share capital of OnKai on an as-converted basis and the Company’s Chief Executive Officer and director, Allen Baharaff serves as a board member of OnKai.

Under the terms of the Agreement, during the three-year period following the closing of the Investment Round the Company will have the right to merge with OnKai subject to the approval of the boards of directors of each of the Company and OnKai. The Company is granted certain customary pre-emptive rights as well as registration rights, first refusal rights, co-sale rights and broad based weighted average anti-dilution rights, a board seat, and certain customary protective provisions.

In connection with the Agreement, the Company’s wholly-owned subsidiary, Galmed Research and Development Ltd. (“GRD”), entered into a services agreement with OnKai. The Services Agreement provides that GRD will on a non-exclusive basis (i) provide support services to OnKai relating to finance, business development, strategic planning, execution and others; and (ii) lend its experience to OnKai in building a strategy and for the development of treatments for the underserved and that OnKai shall on a non-exclusive basis (i) take part in plan preparation to serve GRD’s vision of developing drugs for the underserved population and (ii) when relevant, design a process on the clinical trial dashboard that could potentially serve GDR’s future trial.

GALMED PHARMACEUTICALS LTD.

Notes to Interim Condensed Consolidated Financial Statements

Note 4 - Stockholders’ Equity

1.	On March 23, 2023, the Company received a ruling from the Israel Tax Authority (“ITA”) confirming the repricing of stock options. This repricing was accounted for as a modification of a share-based payment award. The incremental compensation expense recognized as a result of the modification during the period ended September 30, 2023 was approximately $0.1 million.

2.	On May 15, 2023, the Company effected a reverse share split of the Company’s ordinary shares at the ratio of 1-for-15, such that each fifteen (15) ordinary shares, par value NIS 0.01 per share, shall be consolidated into one (1) ordinary share, par value NIS 0.15. As a result, all share and per share amounts were adjusted retroactively for all periods presented in these financial statements.

3.

On July 18, 2023, the Company sold to investors in a public offering (i) 380,000 ordinary shares, (ii) 5,220,000 pre-funded warrants to purchase 5,220,000 ordinary shares (the “Pre-Funded Warrants”), and (iii) 5,600,000 warrants to purchase 5,600,000 ordinary shares (the “Investor Warrants”), at a purchase price of $1.25 per Share and accompanying Investor Warrant and $1.249 per Pre-Funded Warrant and accompanying Investor Warrant.

The Pre-Funded Warrants are immediately exercisable at an exercise price of $0.001 per ordinary share and will not expire until exercised in full. The Investor Warrants have an exercise price of $1.25 per ordinary share, are immediately exercisable, and may be exercised until July 18, 2028. The net proceeds to the Company were approximately $6.2 million.

As of November 22, 2023, a total of 1,935,000 Pre-Funded Warrants were exercised into 1,934,490 ordinary shares.

4.	In August 2023, the Company granted 1,315,000 Restricted Stock Units (RSUs) and 75,000 options to purchase 75,000 ordinary shares of the Company to its officers and directors. The options are exercisable at $1.05 per share and have a 10-year term. The options and RSUs vest over a period of three years. The aggregate grant date fair value of such RSUs and options was approximately $1.4 million.

 Note 5. Subsequent Events

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas and other terrorist organizations in parallel to their continued rocket and terror attacks. While the Company’s executive offices are located in Tel Aviv, Israel, which is not near Israel’s borders where the main hostilities are currently taking place and none of the Company’s employees have been called into military reserve duty, to help mitigate the effects of Israel’s war with Hamas, the Company has taken several measures, including work-from-home measures and has a business continuity plan. Nevertheless, the Company experienced disruptions to its work and over the past few weeks has been returning to full activity together with its local vendors and consultants. As a result, the Company expects the commencement of our Phase 2 PSC study to be delayed by six to nine months. It is still too early to assess the full impact of Israel’s war against Hamas, nor can the Company predict how this war will ultimately affect its business and operations or Israel’s economy in general. The rapid development and fluidity of the security situation in Israel precludes any firm estimates as to the ultimate effect this conflict will have on the Company’s planned clinical trials, our operations and its business and it is not possible to predict the impact of this conflict should the security situation in Israel worsen or the conflict escalate to additional fronts.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

All references to “we,” “us,” “our,” “the Company” and “our Company”, in this Form 6-K are to Galmed Pharmaceuticals Ltd. and its subsidiaries, unless the context otherwise requires. All references to “shares” or “ordinary shares” are to our ordinary shares, NIS 0.15 nominal par value per share. All references to “Israel” are to the State of Israel. “U.S. GAAP” means the generally accepted accounting principles of the United States. Unless otherwise stated, all of our financial information presented in this Form 6-K has been prepared in accordance with U.S. GAAP. Any discrepancies in any table between totals and sums of the amounts and percentages listed are due to rounding. Unless otherwise indicated, or the context otherwise requires, references in this Form 6-K to financial and operational data for a particular year refer to the fiscal year of our company ended December 31 of that year.

Our reporting currency and financial currency is the U.S. dollar. In this Form 6-K, “NIS” means New Israeli Shekel, and “$,” “US$” and “U.S. dollars” mean United States dollars.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K contains forward-looking statements about our expectations, beliefs or intentions regarding, among other things, our product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “anticipate,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements may be included in, among other things, various filings made by us with the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

●	the timing and cost of our pivotal Phase 3 ARMOR trial, or the ARMOR Study, for our product candidate, Aramchol, or for any other pre-clinical or clinical trials;

●	completion and receiving favorable results of the ARMOR Study for Aramchol or any other pre-clinical or clinical trial;

●	regulatory action with respect to Aramchol or any other product candidate by the U.S. Food and Drug Administration, or the FDA, or the European Medicines Authority, or EMA, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling;

●	the commercial launch and future sales of Aramchol and any future product candidates;

●	our ability to comply with all applicable post-market regulatory requirements for Aramchol or any other product candidate in the countries in which we seek to market the product;

●	our ability to achieve favorable pricing for Aramchol or any other product candidate;

●	our expectations regarding the commercial market for non-alcoholic steato-hepatitis, or NASH, in patients or any other targeted indication;

●	third-party payor reimbursement for Aramchol or any other product candidate;

●	our estimates regarding anticipated capital requirements and our needs for additional financing;

●	market adoption of Aramchol or any other product candidate by physicians and patients;

●	the timing, cost or other aspects of the commercial launch of Aramchol or any other product candidate;

●	our ability to obtain and maintain adequate protection of our intellectual property;

●	the possibility that we may face third-party claims of intellectual property infringement;

●	our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost;

●	our ability to establish adequate sales, marketing and distribution channels;

●	intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do;

●	the development and approval of the use of Aramchol or any other product candidate for additional indications or in combination therapy;

●	our expectations regarding licensing, acquisitions and strategic operations;

●	current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk;

●	political, economic and military instability in Israel that could harm our business, including due to the current war between Israel and Hamas; and

●	our ability to maintain the listing of our ordinary shares on The Nasdaq Capital Market.

We believe these forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 29, 2023 in greater detail under the heading “Risk Factors” and elsewhere in the Annual Report and this Form 6-K. Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events.

All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this report. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

Overview

We are a biopharmaceutical company focused on the development of Aramchol. We have focused almost exclusively on developing Aramchol for the treatment of liver disease and are currently developing Aramchol for PSC and exploring the feasibility of developing Aramchol for other fibro-inflammatory indications outside of liver disease. We are also collaborating with the Hebrew University in the development of Amilo-5MER, a 5 amino acid synthetic peptide.

In September 2019, we initiated our Phase 3 ARMOR Study to evaluate the efficacy and safety of Aramchol in subjects with NASH and fibrosis. The ARMOR Study was originally comprised of two parts, a randomized, double-blind, placebo-controlled histology-based registrational part and a clinically based part where subjects will continue with the same treatment for approximately five years. In December 2020, we announced the addition of a 150-patient open label part to the ARMOR Study and suspended randomization of new patients into the double-blind, placebo-controlled histology-based registrational part of ARMOR as all enrolled patients were transitioned to the open label part.

In May 2022, we announced our plan to expand into new anti-fibrotic indications to maximize the potential of Aramchol while at the same time discontinuing the open label part of its ARMOR Study having reached its objectives. Simultaneously, we initiated a cost reduction plan and initiated a process to evaluate our strategic alternatives. Following the discontinuation of our open label part of the ARMOR Study, we do not currently expect to initiate the second part of the ARMOR Study in the near term.

In May 2023, we announced the initiation of a new clinical program to evaluate Aramchol meglumine for the treatment of Primary Sclerosing Cholangitis (PSC), a rare disease for which there is no approved treatment. We initially planned to initiate a Phase 2 study in the last quarter of 2023 however as a result of Hamas-Israel war, we currently estimate a delay of 6-9 months in the initiation of the study. The single-arm, open label, proof-of-concept clinical trial will evaluate the effects of 24 weeks of treatment with Aramchol meglumine in approximately 15 patients with PSC. The study’s endpoints will include the conventional relevant laboratory parameters (alkaline phosphatase and bilirubin), sophisticated imaging including liver stiffness using MR Elastography (MRE), imaging of the biliary tract using MR cholangiopancreatography (MRCP) and hepatocyte-specific contrast agents, histological fibrosis and molecular assessment as well as a range of biomarkers of disease activity and fibrosis. These endpoints are expected to provide a robust assessment of the underlying disease and the effects of Aramchol.

In addition, in May 2023, we entered into a definitive agreement (the “Agreement”) for a $1.5 million equity investment in OnKai Inc. (“OnKai”), a US-based technology company developing an AI-based platform to advance healthcare for underserved populations across the United States by facilitating alignment between healthcare stakeholders. The signing of the definitive agreement followed an announcement that we made in January 2023 that we had entered into a non-binding termsheet for an equity investment in OnKai. The Agreement provided that we will invest $1.5 million in exchange for series seed preferred shares of OnKai (which is in addition to a $1.5 million investment that was made by the Company in OnKai through a Simple Agreement for Future Equity and which converted at a 15% discount into series seed preferred shares upon consummation of the Investment Round (as defined below)). The Company’s investment in OnKai was part of an approximately $6 million investment round (the “Investment Round”) with other investors that was led by the Company of which SAFE notes of approximately $3.8 million were converted into preferred shares. On June 19, 2023, the Investment Round closed. Following the Investment Round, we hold approximately 23.9% of the outstanding share capital of OnKai on an as-converted and fully and our Chief Executive Officer and director, Allen Baharaff serves as a board member of OnKai. In connection with the Agreement, the our wholly-owned subsidiary, Galmed Research and Development Ltd. (“GRD”), entered into a services agreement (the “Services Agreement”) with OnKai. The Services Agreement provides that GRD shall on a non-exclusive basis (i) provide support services to OnKai relating to finance, business development, strategic planning, execution and others; and (ii) lend its experience to OnKai in building a strategy and for the development of treatments for the underserved and that OnKai shall on a non-exclusive basis (i) take part in plan preparation to serve GDR’s vision of developing drugs for the underserved population and (ii) when relevant, design a process on the clinical trial dashboard that could potentially serve GDR’s future trial.

In view of our initiation of our PSC clinical program and our investment and collaboration with Onkai, we are no longer evaluating our strategic alternatives.

Financial Overview

To date, we have funded our operations primarily through proceeds from private placements and public offerings. At September 30, 2023, we had current assets of $14.2 million, which includes cash and cash equivalents of $1.5 million, marketable debt securities of $9.9 million, short term deposits of $1.9 million, other receivables of $0.8 million and restricted cash of $0.1 million. This compares with current assets of $14.7 million at December 31, 2022, which includes cash and cash equivalents of $2 million, marketable debt securities of $11.8 million, other receivables if $0.8 million and restricted cash of $0.1 million.

Although we provide no assurance, we believe that such existing funds will be sufficient to continue our business and operations as currently conducted for more than 12 months from the date of issuance of this Form 6-K. However, we will continue to incur operating losses, which may be substantial over the next several years, and we expect that we will need to obtain additional funds to further develop our research and development programs.

Costs and Operating Expenses

Our current costs and operating expenses consist of two components: (i) research and development expenses; and (ii) general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of outsourced development expenses, salaries and related personnel expenses and fees paid to external service providers, patent-related legal fees, costs of pre-clinical studies and clinical trials and drug and laboratory supplies. We account for all research and development expenses as they are incurred. We expect our research and development expense to remain our primary expense in the near future as we continue to develop Aramchol. Increases or decreases in research and development expenditures are primarily attributable to the number and/or duration of the pre-clinical and clinical studies that we conduct.

We expect that a substantial amount of our research and development expense in the future will be incurred in support of our current and anticipated pre-clinical and clinical development projects. Due to the inherently unpredictable nature of pre-clinical and clinical development studies and unpredictability of our evaluation of strategic alternatives, we are unable to estimate with any certainty the costs we will incur in the continued development of Aramchol for NASH and other indications in our pipeline for potential partnering and/or commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We currently expect to continue testing Aramchol in pre-clinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for Aramchol. Nevertheless, we expect to decrease our research and development expenses as a result of the discontinuation of the Open Label Part of the ARMOR Study and our evaluation of strategic alternatives.

The lengthy process of completing clinical trials and seeking regulatory approval for Aramchol requires the expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Because of the factors set forth above, we are not able to estimate with any certainty when we would recognize any net cash inflows from our projects.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees in executive and operational roles, including finance/accounting, legal and other operating positions in connection with our activities. Our other significant general and administrative expenses include non-cash stock-based compensation costs and facilities costs (including the rental expense for our offices in Tel Aviv, Israel), professional fees for outside accounting and legal services, travel costs, investors relations, insurance premiums and depreciation.

We anticipate increased costs associated with being a public company, including expenses related to services associated with maintaining compliance with The Nasdaq Capital Market and SEC requirements, directors and officers insurance, increased legal and accounting costs and investor relations costs. Our general and administrative expenses may also increase due to increases in professional and advisory fees as we evaluate our strategic alternatives.

Financial Income, Net

Our financial income, net consists mainly of interest income from marketable debt securities, Change in fair value of convertible note and foreign currency gains. Our financial expense consists of fees associated with banking activities and losses from realization of marketable debt securities.

Results of Operations

The table below provides our results of operations for the three and nine months ended September 30, 2023, as compared to the three and nine months ended September 30, 2022.

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(In thousands, except per share data)
Research and development expenses	556	4,241	2,448	11,617
General and administrative expenses	912	1,139	2,893	3,585
Total operating expenses	1,468	5,380	5,341	15,202
Financial expense (income), net	5	(30)	(445)	25
Net loss	1,473	5,350	4,896	15,227
Other comprehensive loss (gain):	(55)	(106)	(138)	705
Comprehensive loss	1,418	5,244	4,758	15,932
Basic and diluted net loss per share	$0.24	$3.19	$1.52	$9.15

Research and Development Expenses

Our research and development expenses amounted to approximately $0.6 million and approximately $2.4 million during the three and nine months ended September 30, 2023, respectively, representing a decrease of approximately $3.6 million, or 86%, and approximately $9.2 million, or 79%, respectively, compared to approximately $4.2 million and approximately $11.6 million, respectively, for the comparable period in 2022.

The decrease during the three and nine months ended September 30, 2023, primarily resulted mainly from a decrease in clinical trial expenses of approximately $3.1 million and $5.4 million, respectively due to the discontinuation of the Open Label Part of the ARMOR Study; and decrease in chemistry and formulation studies of approximately $0.3 million and $1.7 million respectively.

General and Administrative Expenses

Our general and administrative expenses amounted to approximately $0.9 million and approximately $2.9 million during the three and nine months ended September 30, 2023, respectively, representing a decrease of approximately $0.2 million, or 18%, and approximately $0.7 million, or 19%, respectively, to approximately $1.1 million and approximately $3.6 million, respectively, for the comparable period in 2022.

The decrease in general and administrative expenses for the three months ended September 30, 2023, resulted primarily from a decrease in professional services expenses of $0.1. the decrease in general and administrative expenses for the nine months ended September 30, 2023 resulted primarily from a decrease in stock-based compensation expense of $0.3 million, as well as a decrease in the costs of the D&O insurance premium of $0.2 million.

Operating Loss

As a result of the foregoing, for the three and nine months ended September 30, 2023, our operating loss was approximately $1.5 million and approximately $5.3 million, respectively, representing a decrease of $3.9 million, or 72%, and a decrease of $9.9 million, or 65%, respectively, as compared to approximately $5.4 million and approximately $15.2 million, respectively, for the comparable period in 2022.

Financial Expense (Income), Net

Our financial income, net amounted to approximately nil and approximately $0.4 million during the three and nine months ended September 30, 2023, compared to financial expense, net of nil and nil, respectively, for the comparable period in 2022. The increase in financial income, net for the nine months ended September 30, 2023, resulted primarily from income from change in the fair value of convertible SAFE note and interest income from short-term deposits.

Net Loss

As a result of the foregoing, for the three and nine months ended September 30, 2023, our net loss was approximately $1.5 million and approximately $4.9 million, respectively, representing a decrease of $3.9 million, or 72%, and a decrease of $10.3 million, or 68%, respectively, as compared to approximately $5.4 million and approximately $15.2 million, respectively, for the comparable period in 2022.

Liquidity and Capital Resources

To date, we have funded our operations primarily through proceeds from private placements and public offerings and we have incurred substantial losses since our inception. As of September 30, 2023, we had an accumulated deficit of approximately $191.0 million and positive working capital (current assets less current liabilities) of approximately $12.1 million. We expect that operating losses will continue for the foreseeable future.

As of September 30, 2023, we had cash and cash equivalents of approximately $1.5 million, short term deposit of $1.9 million, restricted cash of approximately $0.1 million, and marketable debt securities of approximately $9.9 million invested in accordance with our investment policy, totaling approximately $13.4 million, as compared to approximately $2.0 million, nil, $0.1 million and $11.8 million as of December 31, 2022, respectively, totaling approximately $13.9 million. The decrease is mainly attributable to the $5.2 million negative cash flow from operating activities during the nine months ended September 30, 2023, offset by the $6.2 million net raised in July 2023 in our public offering.

We had negative cash flow from operating activities of approximately $5.2 million for the nine months ended September 30, 2023, as compared to negative cash flow from operating activities of approximately $14.5 million for the nine months ended September 30, 2022. The negative cash flow from operating activities for the nine months ended September 30, 2023, is mainly attributable to our net loss of approximately $4.9 million.

We had negative cash flow from investing activities of approximately $1.5 million for the nine months ended September 30, 2023, as compared to a positive cash flow from investing activities of approximately $15.6 million for the nine months ended September 30, 2022. The negative cash flow from investing activities for the nine months ended September 30, 2023, was primarily due to an investment in Onkai of $1.5 million and the investment in short-term deposits of $1.9 million, partially offset by net withdrawal of approximately $1.9 million from available for sale securities.

We had positive cash flow from financing activities of approximately $6.2 million for the nine months ended September 30, 2023, as compared to a positive cash flow from investing activities of approximately $0.1 million for the nine months ended September 30, 2022. The positive cash flow from financing activities for the nine months ended September 30, 2023, was due to our public offering in July 2023.

On March 26, 2021, we entered into a Sales Agreement with Cantor Fitzgerald & Co. and Canaccord Genuity LLC, as sales agents, pursuant to which we may offer and sell ordinary shares “at the market” having an aggregate offering price of up to $50.0 million from time to time through the sales agents subject to the limits of General Instruction I.B.5 to Form F-3, also known as the baby shelf rule. As of September 30, 2023, we sold 7,666 ordinary shares under our ATM program for total net proceeds of approximately $0.1 million.

Although we provide no assurance, we believe that our existing funds will be sufficient to continue our business and operations as currently conducted for more than 12 months from the date of issuance of this Report on Form 6-K. However, additional funding will be necessary to fund our ARMOR Study, our Amilo-5MER program and ongoing research and development work, to advance our product candidates through regulatory approval and into commercialization, if approved and the evaluation of our strategic alternatives. We intend to obtain additional funding through debt or equity financings, governmental grants or through entering into collaborations, strategic alliances or license agreements to increase the funds available to support our operating and capital needs. Although we have been successful in raising capital in the past, there is no assurance that we will be successful in obtaining additional financing on terms acceptable to us. If funds are not available, we may be required to delay, reduce the scope of or eliminate research or development plans for, or commercialization efforts with respect to Aramchol, Amilo-5MER and/or our other pre-clinical and clinical programs. This may raise substantial doubts about our ability to continue as a going concern.

The extent of our future capital requirements will depend on many other factors, including:

●	the progress and costs of our pre-clinical studies, clinical trials and other research and development activities;

●	the regulatory pathway of Aramchol, Amilo-5MER or any other product candidate;

●	the scope, prioritization and number of our clinical trials and other research and development programs;

●	the amount of revenues and contributions we receive under future licensing, development and commercialization arrangements with respect to Aramchol or any other product candidtate;

●	the costs of the development and expansion of our operational infrastructure;

●	the costs and timing of obtaining regulatory approval for Aramchol, Amilo-5MER or any other product candidate;

●	the ability of us, or our collaborators, to achieve development milestones, marketing approval and other events or developments under our potential future licensing agreements;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

●	the costs of contracting with third parties to provide sales and marketing capabilities for us;

●	the costs of acquiring or undertaking development and commercialization efforts for any future products, product candidates or platforms;

●	the magnitude of our general and administrative expenses;

●	any cost that we may incur under future in- and out-licensing arrangements relating to Aramchol, Amilo-5MER or any other product candidate;

●	market conditions;

●	our ability to identify, evaluate and complete any strategic alternative that yields value for our shareholders; and

●	the impact of any resurgence of the COVID-19 pandemic, the Russian invasion of Ukraine and the war between Israel and Hamas, which may exacerbate the magnitude of the factors discussed above.

Trend Information

We are a development stage company, and it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net loss, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Controls and Procedures

As a “foreign private issuer”, we are only required to conduct the evaluations required by Rules 13a-15(b) and 13a-15(d) of the Exchange Act as of the end of each fiscal year and therefore have elected not to provide disclosure regarding such evaluations at this time.

Reverse Split

On May 12, 2023, we effected a reverse share split of our ordinary shares at the ratio of 1-for-15, such that each fifteen (15) ordinary shares, par value NIS 0.01 per share, were consolidated into one (1) ordinary share, par value NIS 0.15. May 15 2023 was the first date when our ordinary shares began trading on the Nasdaq Stock Market LLC after implementation of the reverse split.

Risks Factors

Any investment in our business involves a high degree of risk. Before making an investment decision, you should carefully consider the information we include in this Report on Form 6-K, including our unaudited consolidated financial statements and accompanying notes, and the additional information in the other reports we file with the Securities and Exchange Commission along with the risks described in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022. These risks may result in material harm to our business and our financial condition and results of operations. In this event, the market price of our ordinary shares may decline and you could lose part or all of your investment. We have described below those risks that reflect substantive changes from, or additions to, the risks described in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022.

Security, political and economic instability in the Middle East may harm our business.

Our executive office is located in Tel Aviv, Israel. In addition, certain of our key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in the Middle East may affect our business directly. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries and terrorist organizations active in the region, including Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon).

In particular, in October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas and these terrorist organizations in parallel continued rocket and terror attacks. While our executive offices are located in Tel Aviv, Israel, which is not near Israel’s borders where the main hostilities are currently taking place and none of our employees have been called into military reserve duty, to help mitigate the effects of Israel’s war with Hamas, we have taken several measures, including work-from-home measures and have a business continuity plan. Nevertheless, we experienced disruptions to our work and over the past few weeks have been returning to full activity together with our local vendors and consultants. As a result, we expect the commencement of our Phase 2 PSC study to be delayed by six to nine months.

Further disruptions that could severely impact our business, clinical trials, and supply chains, include:

●	limitations on employee resources that would otherwise be focused on the conduct of our business including because of military reserve duty call-ups in the future that impact our employees and the affect the current war between Israel and Hamas on the productivity of our employees and external partners;

●	delays in necessary interactions with vendors, local regulators, and other important agencies and contractors due to limitations in employee resources; and

●	impacts from prolonged remote work arrangements, such as increased cybersecurity risks and strains on our business continuity plans.

In addition, the current war between Israel and Hamas has had and may continue to impact the Israeli economy and the trading price of shares of our ordinary shares and could impact our ability to raise additional capital on a timely basis or at all. The current war between Israel and Hamas continues to rapidly evolve. The extent to which the current war between Israel and Hamas may impact our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration of or an escalation the war, a deterioration of the security situation in Israel and additional military reserve duty call-ups in the future. The impact of the current war between Israel and Hamas may also have the effect of heightening many of the other risks described in this section and in the “Risk Factors” section of our 2022 Annual Report.

Additionally, political uprisings, social unrest and violence in various countries in the Middle East, including Israel’s neighbor Syria, have affected the political stability of those countries. This instability may lead to deterioration of the political relationships that exist between Israel and certain countries and have raised concerns regarding security in the region and the potential for armed conflict. In addition, Iran has threatened to attack Israel. Iran is also believed to have a strong influence among the Syrian government, Hamas and Hezbollah. These situations may potentially escalate in the future into more violent events which may affect Israel and us. These situations, including conflicts which involved missile strikes against civilian targets in various parts of Israel have in the past negatively affected business conditions in Israel.

Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business. The political and security situation in Israel may result in parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. These or other Israeli political or economic factors could harm our operations and product development. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. We could experience disruptions if acts associated with such conflicts result in any serious damage to our facilities. Furthermore, several countries, as well as certain companies and organizations, continue to restrict business with Israel and Israeli companies, which could have an adverse effect on our business and financial condition. Our business interruption insurance may not adequately compensate us for losses, if at all, that may occur as a result of an event associated with a security situation in the Middle East, and any losses or damages incurred by us could have a material adverse effect on our business.

If we are unable for any reason to meet the continued listing requirements of Nasdaq, such action or inaction could result in a delisting of the ordinary shares.

On September 22, 2023, we announced that we received an initial notification letter from Nasdaq’s Listing Qualifications Department notifying us that we had 180 days to regain compliance with the minimum bid price requirement set forth in Nasdaq’s continued listing rules. Nasdaq’s continued listing rules require that listed securities maintain a minimum bid price of $1.00 per share, and that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days or more. We have until March 18, 2024, to regain compliance with the minimum bid price requirement in order to maintain the listing. To regain compliance with the minimum bid price requirement, our ordinary shares must have a closing bid price of at least $1.00 for a minimum of 10 consecutive business days. In the event that we do not regain compliance by March 18, 2024, we may then be eligible for additional 180 days if we meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of our intention to cure the deficiency during the second compliance period. If we do not qualify for the second compliance period or fail to regain compliance during the second compliance period, then Nasdaq will notify us of its determination to delist our ordinary shares, at which point we will have an opportunity to appeal the delisting determination to a hearings panel.

If we fail to satisfy the continued listing requirements of Nasdaq, such as the minimum closing bid price requirement, Nasdaq may take steps to delist our ordinary shares. Such a delisting would likely have a negative effect on the price of our ordinary shares and would impair your ability to sell or purchase our ordinary shares when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our ordinary shares to become listed again, stabilize the market price or improve the liquidity of our ordinary shares, prevent our ordinary shares from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: November 22, 2023	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer